                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 2)/1/


                                  PECO II, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   705221 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        [_]  Rule 13d-1(b)

                        [_]  Rule 13d-1(c)

                        [X]  Rule 13d-1(d)

----------------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------                             ------------------------
CUSIP No.  705221 10 9                13G                Page 2 of 6 Pages
---------------------------                             ------------------------

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     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          James L. Green
          Mary Janet Green
          The Green Family Trust
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[_]
                                                                    (b)[_]

--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
--------------------------------------------------------------------------------
NUMBER OF                5    SOLE VOTING POWER
SHARES
BENEFICIALLY                  0
OWNED BY EACH       ------------------------------------------------------------
REPORTING                6    SHARED VOTING POWER
PERSON
WITH:                         2,258,872
                    ------------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER

                              0
                    ------------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              2,258,872
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,258,872
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.7%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  PECO II, INC.

   Schedule 13G of James L. Green, Mary Janet Green and The Green Family Trust

Item 1(a).     Name of Issuer:

               PECO II, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1376 State Route 598, Galion, Ohio 44833

Item 2(a).     Name of Person Filing:

               James L. Green and Mary Janet Green, individually and as co-trustees of The Green Family Trust. A Joint Filing Agreement is attached hereto as Exhibit A.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               1376 State Route 598, Galion, Ohio 44833

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               Common Shares, without par value

Item 2(e).     CUSIP Number:

               705221 10 9

Item 3: If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [_] Investment company registered under Section 8 of the Investment Company Act;

          (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

                                Page 3 of 6 pages

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          (h)   [_]  A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

          (i)   [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)   [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.         Ownership.

          (a)   Amount beneficially owned:
                An aggregate of 2,258,872 Common Shares are beneficially owned. Of the aggregate amount, 2,252,200 Common Shares are held beneficially and of record by The Green Family Trust; and 5,850 and 822 Common Shares are issuable to Mr. Green within 60 days after December 31, 2002 upon the exercise of options granted under the Issuer's 1997 Non-Qualified Stock Option Plan and 2000 Performance Plan, respectively. As co-trustees of The Green Family Trust, each of James L. Green and Mary Janet Green has voting and dispositive power of the securities held by the trust.

          (b)   Percentage of class:
                10.7%

          (c)   Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 2,258,872
          (iii) Sole power to dispose or direct the disposition of: 0
          (iv)  Shared power to dispose or direct the disposition of: 2,258,872

Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                In their capacities as co-trustees of the Green Family Trust, each of James L. Green and Mary Janet Green has the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities held by the trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not Applicable

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable

Item 9.         Notice of Dissolution of Group.

                Not Applicable

Item 10.        Certifications.

                Not Applicable

                                Page 4 of 6 pages

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  Dated: February 5, 2003


                                                  /s/ James L. Green
                                                  ------------------------------
                                                  James L. Green



                                                  /s/ Mary Janet Green
                                                  ------------------------------
                                                  Mary Janet Green



                                                  /s/ James L. Green
                                                  ------------------------------
                                                  The Green Family Trust,
                                                  James L. Green, Co-Trustee

                                Page 5 of 6 pages

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                                    Exhibit A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) (the "Statement") with respect to the Common Shares, without par value, of PECO II, Inc. beneficially owned by the undersigned, and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.


                                                Dated: February 5, 2003



                                                /s/ James L. Green
                                                --------------------------------
                                                James L. Green



                                                /s/ Mary Janet Green
                                                --------------------------------
                                                Mary Janet Green



                                                /s/ James L. Green
                                                --------------------------------
                                                The Green Family Trust,
                                                James L. Green, Co-Trustee

                                Page 6 of 6 pages